82-4420



EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)



06010308

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549


SEC MAIL PROCESSING
RECEIVED
JAN 17 2006
WASH, D.C.
213
SECTION

January 13, 2006

SUPPL

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from July 1, 2005 to December 31, 2005 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

Very truly yours,

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

Grace Shu-Hui Hsieh
Stock Department

1/19

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from July 1, 2005 to December 31, 2005

1.Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

B Announcement of capital increase, issuance of new shares and new global depositary receipts (summary English version as attachment 1-B)

2.Reports released publicly on the website: http://newmops.tse.com.tw

A. Monthly operation statements from July of 2005 to December of 2005 (brief English description as attachment 2-A)

Attachment 1- A

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: August 1, 2005

To announce the adjustment of conversion price of the 1st unsecured convertible bond from NT$26.98 to NT$24.07 and the 2nd unsecured convertible bond from NT$26.89 to NT$23.99.

2. Date: October 12, 2005

To announce the adjustment of conversion price of the 2nd unsecured convertible bond from NT$23.99 to NT$21.68.

Attachment 1- B

Announcement of Capital Increase, Issuance of New Shares and New Global Depositary Receipts of Evergreen Marine Corporation (Taiwan) Ltd. (Summary English Version)

An issuance project of 246,138,600 new common shares of capitalization from retained earnings made by Evergreen Marine Corporation (Taiwan) Ltd. (the "Company") was approved by the Financial Supervisory Commission, Executive Yuan of Republic of China ("ROC") on July 20, 2005. And registration of capital increase of the Company was approved by the Ministry of Economic Affairs of R.O.C. on September 15, 2005.

New share certificates certified by the Trust Department of Cathay United Bank have been respectively delivered to each shareholders of the Company by registered mail or by book-entry system of the Taiwan Securities Central Depositary Co. Ltd. and traded on October 14, 2005.

For the issuance of new shares mentioned above, 87,218 new Global Depositary Receipts backed by 872,185 shares have been issued and traded on October 21, 2005.

Attachment 2-A

Monthly Operation Statements of
Evergreen Marine Corporation (Taiwan) Ltd.
(Brief English Description)

1. Statements of operation for July 2005 (publicly announced on the website: http://mops.tse.com.tw)

   Date: August 10, 2005
   Net operating revenue: NTD 3,522,697,000
   Amount of Endorsements/Guarantees: NTD 20,163,767,000
   Balance of Third-Party Loan: NTD 0

2. Statements of operation for August 2005 (publicly announced on the website: http://mops.tse.com.tw)

   Date: September 9, 2005
   Net operating revenue: NTD 3,286,597,000
   Amount of Endorsements/Guarantees: NTD 26,509,349,000
   Balance of Third-Party Loan: NTD 0

3. Statements of operation for September 2005 (publicly announced on the website: http://mops.tse.com.tw)

   Date: October 7, 2005
   Net operating revenue: NTD 3,608,988,000
   Amount of Endorsements/Guarantees: NTD 27,352,286,000
   Balance of Third-Party Loan: NTD 0

4. Statements of operation for October 2005 (publicly announced on the website: http://mops.tse.com.tw)

   Date: November 10, 2005
   Net operating revenue: NTD 3,639,745,000
   Amount of Endorsements/Guarantees: NTD 27,515,368,000
   Balance of Third-Party Loan: NTD 0

5.Statements of operation for November 2005 (publicly announced on the website: http://mops.tse.com.tw)

Date: December 9, 2005
Net operating revenue: NTD 3,605,680,000
Amount of Endorsements/Guarantees: NTD 28,471,794,000
Balance of Third-Party Loan: NTD 0

6.Statements of operation for December 2005 (publicly announced on the website: http://mops.tse.com.tw)

Date: January 10, 2006
Net operating revenue: NTD 3,103,565,000
Amount of Endorsements/Guarantees: NTD 26,924,104,000
Balance of Third-Party Loan: NTD 0